UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

FATHOM DIGITAL MANUFACTURING CORPORATION
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

31189Y 103
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31189Y 103	SCHEDULE 13G	Page 2 of 6

1	NAME OF REPORTING PERSON Altimar Sponsor II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 14,547,500
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 14,547,500
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,547,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.98%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 31189Y 103	SCHEDULE 13G	Page 3 of 6

ITEM 1.	(a)	Name of Issuer:
Fathom Digital Manufacturing Corporation

	(b)	Address of Issuer’s Principal Executive Offices:
1050 Walnut Ridge Drive Hartland, WI 53209

ITEM 2.	(a)	Name of Person Filing:

This statement is filed on behalf of each of the following persons (the “Reporting Person”):

Altimar Sponsor II, LLC (“Altimar Sponsor”)

	(b)	Address of Principal Business Office, or if none, Residence: The principal business address of Altimar Sponsor is as follows: 40 West 57th Street, 33rd Floor New York, New York 10019

	(c)	Citizenship: See row 4 of the cover page of the Reporting Person.

	(d)	Title of Class of Securities: Class A Common Stock, par value $0.0001 per share

	(e)	CUSIP Number: 31189Y 103

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

	(a)	[__] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)
	(b)	[__] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)
	(c)	[__] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)
	(d)	[__] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
	(e)	[__] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E)
	(f)	[__] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[__] A Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	[__] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
	(i)	[__] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
	(j)	[__] A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
	(k)	[__] Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 31189Y 103	SCHEDULE 13G	Page 4 of 6

ITEM 4.	OWNERSHIP.

Altimar Sponsor directly owns 14,547,500 shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), of the Issuer which consists of: (i) 4,647,500 shares of Class A Common Stock and (ii) 9,900,000 shares of Class A Common Stock issuable upon exercise of the 9,900,000 private placement warrants held by Altimar Sponsor (the “Sponsor Warrants”). The Sponsor Warrants are exercisable beginning in February 2022 and expire in December 2026, subject to earlier redemption or liquidation.

The 14,547,500 shares of Class A Common Stock owned by Sponsor do not include 1,267,500 shares of Class A Common Stock of the Issuer owned by Altimar Sponsor that are subject to forfeiture (the “Sponsor Earnout Shares”). The Sponsor Earnout Shares will vest automatically if (a) the volume-weighted average price (“VWAP”) of the Class A Common Stock equals or exceeds $12.50 per share for any twenty (20) trading days within a period of thirty (30) consecutive trading days and (b) there is a change of control of the Issuer, unless the per share consideration to be received by the holders of Class A Common Stock in such change of control transaction is less than the vesting threshold applicable to the Sponsor Earnout Shares (each of (a) and (b), a “Vesting Event”). To the extent that, on or prior to the fifth anniversary of the closing of Altimar’s business combination with Fathom Holdco, LLC, a Vesting Event does not occur, all outstanding unvested Sponsor Earnout Shares will automatically be forfeited by the Reporting Person.

Altimar Sponsor owned 8,450,000 Class B ordinary shares of Altimar Acquisition Corp. II (“Altimar”) following the consummation of Altimar’s initial public offering in 2021. In connection with the consummation of Altimar’s business combination with Fathom Holdco, LLC in 2021, Altimar Sponsor’s 8,450,000 Class B ordinary shares ultimately converted into 8,450,000 shares of Class A Common Stock of the Issuer. Immediately following the foregoing conversion, Altimar Sponsor forfeited 2,535,000 shares of Class A Common Stock of the Issuer held by it, resulting in 4,647,500 shares of Class A Common Stock held by Altimar Sponsor, excluding the Sponsor Earnout Shares.

Percentage ownership is based on 135,903,233 shares of Class A Common Stock issued and outstanding as of December 23, 2021 as disclosed by the Issuer under “Form 10 Information” in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on December 30, 2021 (the “Form 8-K”), together with 9,900,000 shares of Class A Common Stock issuable upon exercise of the Sponsor Warrants.

(a) Amount beneficially owned: See row 9 of the cover page of the Reporting Person.
(b) Percent of class: See row 11 of the cover page of the Reporting Person.
(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: See row 5 of the cover page of the Reporting Person.
(ii) Shared power to vote or to direct the vote: See row 6 of the cover page of the Reporting Person.
(iii) Sole power to dispose or to direct the disposition of: See row 7 of the cover page of the Reporting Person.
(iv) Shared power to dispose or to direct the disposition of: See row 8 of the cover page of the Reporting Person

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

CUSIP No. 31189Y 103	SCHEDULE 13G	Page 5 of 6

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP. Not applicable.

ITEM 10.	CERTIFICATION.
Not applicable.

CUSIP No. 31189Y 103	SCHEDULE 13G	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

ALTIMAR SPONSOR II, LLC

By:	/s/ Faith Rosenfeld
	Name:	Faith Rosenfeld
	Title:	Chief Administrative Officer